John Keells Holdings

John Keells Holdings Limited

P.O.Box 76, 130, Glennie Street, Colombo 2, Sri Lanka.
Telephone : 306000 (10 lines) 421101 (8 Lines) Fax : 447087, 439026
e-mail : jkh@keells.com Website : www.keells.com

82-3854

[redacted]

03032142

September 4, 2003

03 SEP 22 PM 7:21

Attn: Special Counsel Office of International
Corporate Finance
Securities & Commssions Exchange
Division of Corporate Finance
Fifth Street NW
Washington DC 20549
USA

SUPPL

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Dear Sir,

JOHN KEELLS HOLDINGS LIMITED

Please find enclosed a copy of a letter forwarded to the Colombo Stock Exchange regarding the appointment of **Mr N C Vitarana** to the Board of Directors of John Keells Holdings Limited with effect from 01st September, 2003.

Yours faithfully,
For JOHN KEELLS HOLDINGS LIMITED
KEELLS CONSULTANTS LIMITED

SECRETARIES

dlw 9/23

John Keells Holdings

Encls:

John Keells Holdings Limited

P.O.Box 76, 130, Glennie Street, Colombo 2, Sri Lanka.
Telephone : 306000 (10 lines) 421101 (8 Lines) Fax : 447087, 439026
e-mail : jkh@keells.com Website : www.keells.com

1st September 2003

The Director General
Colombo Stock Exchange
Colombo

Dear Sir

We write to advise you that the Directors of this Company have resolved to appoint Mr. N C Vitarana as a non-Executive Director of John Keells Holdings Limited with effect from lst September 2003.

Yours faithfully
JOHN KEELLS HOLDINGS LIMITED

V. Lintotawela
Chairman

John Keells Holdings